

August 23, 2011

Via E-mail
Mr. Scott A. Caldwell
President and Chief Executive Officer
Allied Nevada Gold Corp.
9790 Gateway Drive, Suite 200
Reno, NV 89521

> **Re:** **Allied Nevada Gold Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Response Letter Dated June 16, 2011**
> **Response Letter Dated August 4, 2011**
> **File No. 001-33119**

Dear Mr. Caldwell:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Non-GAAP Measures, page 32

1.  In your response to our prior comment number one, we note you continue to exclude 'abnormal stripping costs' from 'adjusted cash costs', a non-GAAP measure. We also note you incurred 'abnormal stripping costs' both fiscal years 2009 and 2010. Item 10(e)(ii)(B) of Regulation S-K prohibits excluding items from non-GAAP performance measures as non-recurring, infrequent or unusual when it is reasonably likely to recur within two years or there was a similar charge within the prior two years. Please modify

your non-GAAP measure to include 'abnormal stripping costs' or tell us why you believe modification is not necessary.

Critical Accounting Policies and Estimates, page 32

2.      We note the disclosure you highlight in your response to our prior comment number three states depreciation, depletion and amortization costs relating to mining and processing operations are included in the accumulated costs of ore on leach pads and inventory. However, we also note you separately present depreciation and amortization costs as an operating expense on the face of your income statement. Please clarify how these costs are both included in inventory and separately presented on your income statement. Please also tell us how depletion of mine development costs are recorded in inventory and reported in your income statement (i.e. within cost of sales or within depreciation and amortization).

3.      We note your response to prior comment number three does not appear to address stockpiled ore. Please tell us how you account for the costs of stockpiled ore that has yet to be placed onto leach pads and whether this stockpiled ore is included in your inventory balance. If this stockpiled ore represents lower grade ore for which processing is being deferred, please tell us how you considered inventory valuation and presentation as current or non-current. Please expand your critical accounting policies and estimates disclosure as appropriate.

Note 2 – Summary of Significant Accounting Policies, page 53

Mine Development and Stripping Costs, page 54

4.      We note your response to our prior comment number five and are unable to agree with your conclusion. Please modify your accounting and presentation related to production-stage stripping costs and tell us your considerations regarding the guidance of FASB ASC 250-10.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Mark Shannon at (202) 551-3299, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant